Lorne H .Albaum

BARRISTER AND SOLICITOR

305 DAVENPORT ROAD
TORONTO, CANADA
M5R 1K5



06011747

TELEPHONE: (416) 304-1932
TELECOPIER: (416) 304-0240
albaum_law@hotmail.com

March 7, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450, 5th Street N.W.
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

RECEIVED
2006 MAR 20 A 11:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs:

Re: Ungava Minerals Corp. (the "Corporation")
Your File Number 82-4436

We enclose on behalf of the Corporation the following documents:

1. Press Release issued February 3, 3006

Should you have any questions in connection with the foregoing, please do not hesitate to contact the undersigned.

Yours very truly,

Lorne H. Albaum
Barrister and Solicitor

/jr

PROCESSED
MAR 2 1 2006
THOMSON
FINANCIAL

Enclosure

UNGAVA MINERALS CORP. February 3, 2006
Toronto, Ontario Issued and Outstanding: 18,296,610 Common Shares

UNGAVA ANNOUNCES EXPLORATION OF STRATEGIC ALTERNATIVES

Ungava Minerals Corp. (the "Company") (Pink Sheets: UGVAF) announced today that its Board of Directors has authorized the exploration of the Company's strategic alternatives to maximize shareholder value. These alternatives could include a merger, sale or strategic alliance, including a possible sale of the Company or its subsidiary which owns the 20% interest in the Expo-Ungava property currently being developed by Canadian Royalties Inc. Ungava said there can be no assurance that any transaction will occur or, if one is undertaken, its terms or timing.

"Following a review of the Company's business, assets and current strategic position, the Board of Directors has determined that it is now appropriate to explore ways of enhancing shareholder value," stated Lorne H. Albaum, President.

The Company also stated that it does not expect to disclose developments with respect to the exploration of strategic alternatives and there can be no assurances that any particular alternative will be pursued or that any transaction will occur, or on what terms. The Company does not plan to release additional information about the status of the review of alternatives until its Board of Directors has approved a definitive transaction or the process is otherwise completed.

Ungava Minerals Corp. is a mineral exploration company. The Company has an interest in an exploration property in the Raglan area of northern Québec having an area of about 170 square kilometres which is prospective for copper, nickel and platinum group metals.

This announcement does not constitute an offer of any securities for sale.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932